FPB Bancorp, Inc. Commences Public Stock Offering

PORT ST. LUCIE, Florida, December2, 2009 – FPB Bancorp, Inc. (Nasdaq symbol: FPBI), a Florida bank holding company whose subsidiary is First Peoples Bank (the “Company”), today announced that it has commenced a public offering to sell units each comprised of four shares of its common stock and one warrant to purchase one share of common stock. Each unit is being sold for $6.00 and the per share warrant exercise price is $2.00. The minimum size of the offering is $5.0 million and the maximum size is approximately $25.0 million. Kendrick Pierce & Co. Securities, Inc. is acting as the exclusive placement agent for the offering.

The Company will primarily utilize the proceeds of the offering to provide capital to First Peoples Bank to maintain its capital ratios, reduce its classified assets and to support future loan and deposit growth.

FPB Bancorp, Inc. is a one bank holding company located in Port St. Lucie, Florida. FPB Bancorp, Inc.’s sole subsidiary is First Peoples Bank, which has six full-service branches located in Port St. Lucie, Fort Pierce, Stuart, Vero Beach and Palm City, Florida.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” or “continue” or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of FPB Bancorp, Inc., its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect FPB Bancorp, Inc.’s financial performance and could cause actual results for fiscal 2009 and beyond to differ materially from those expressed or implied in such forward-looking statements. FPB Bancorp, Inc. does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any project results expressed or implied therein will not be realized.

FPB Bancorp, Inc. has filed a registration statement (including a prospectus) (SEC File Number 333-161965) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the placement agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-254-2265.

For further information regarding FPB Bancorp, Inc., please read the FPB Bancorp, Inc. reports filed with the Securities Exchange Commission and available at www.sec.gov or at its website at http://www.1stpeoplesbank.com.

For more information, contact:	Nancy E. Aumack
Chief Financial Officer
(772) 225-5930

FPB BANCORP, INC.
1301 South Port St. Lucie Blvd., Port St. Lucie, Florida 34952